Filed Pursuant to Rule 433 under the Securities Act of 1933

Issuer Free Writing Prospectus dated May 21, 2026

Registration Statement No. 333-292665

Common Stock Offering

On May 21, 2026, the Company issued a press release announcing the pricing of a $150 million underwritten offering of common stock. A copy of the press release is attached hereto as Appendix A.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement, as well as the other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents, and the prospectus supplement, when available, for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, or any underwriter participating in the offering will arrange to send you the prospectus if you request it by contacting: Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014, by phone: 1-866-718-1649, or email: prospectus@morganstanley.com.

Appendix A

Immix Biopharma Announces Pricing of $150 Million Underwritten Offering of Common Stock

LOS ANGELES, CA, May 21, 2026 (GLOBE NEWSWIRE) — Immix Biopharma, Inc. (“ImmixBio”, “Company”, “We” or “Us” or “IMMX”), a global leader in AL Amyloidosis, today announced the pricing of an underwritten registered offering of 16,778,524 shares of its common stock at a price to the public of $8.94 per share. The gross proceeds to Immix from the offering, before deducting the underwriting discounts, commissions and other offering expenses, are expected to be $150 million. The offering is expected to close on or about May 22, 2026, subject to the satisfaction of customary closing conditions.

Immix intends to use the net proceeds from this offering to fund NXC-201 development, working capital and general corporate purposes. Immix believes that the net proceeds from the offering, together with its existing cash and cash equivalents, will be sufficient to meet the Company’s operational needs into mid-2028.

Morgan Stanley is acting as the lead book-running manager and BofA Securities is acting as book-running manager for the offering. LifeSci Capital, Mizuho and Needham & Company are acting as co-lead managers for the offering.

The securities in the registered offering are being offered and sold pursuant to a “shelf” registration statement on Form S-3 (File No. 333-292665), including a base prospectus, filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 9, 2026, and declared effective on January 22, 2026. A prospectus supplement and accompanying prospectus describing the terms of the registered offering will be filed with the SEC and will be available on its website at www.sec.gov. Copies of the prospectus supplement and the accompanying prospectus relating to the offering, when available, may also be obtained from: Morgan Stanley & Co. LLC, attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014, by phone: 1-866-718-1649 or by email: prospectus@morganstanley.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Immix Biopharma, Inc.

Immix Biopharma, Inc. (ImmixBio) (Nasdaq: IMMX) is a global leader in AL Amyloidosis. AL Amyloidosis is a devastating disease where the immune system, that’s supposed to protect, instead produces toxic light chains, clogging up the heart, kidney and liver, causing organ failure and death. Our lead candidate is sterically-optimized BCMA-targeted chimeric antigen receptor T (CAR-T) cell therapy NXC-201 with a “digital filter” that is designed to filter out non-specific activation. NXC-201 teaches the immune system to recognize and eliminate the source of the toxic light chains. NXC-201 is being evaluated in the U.S. multi-center study for relapsed/refractory AL Amyloidosis NEXICART-2 (NCT06097832), with a potentially registrational design. NXC-201 has been awarded Breakthrough Therapy Designation (BTD) and Regenerative Medicine Advanced Therapy (RMAT) by the US FDA and Orphan Drug Designation (ODD) by FDA and in the EU by the EMA.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the federal securities laws. Words such as “may,” “might,” “will,” “should,” “believe,” “expect,” “anticipate,” “estimate,” “continue,” “predict,” “forecast,” “project,” “plan,” “intend” or similar expressions, or statements regarding intent, belief, or current expectations, are forward-looking statements. These forward-looking statements are based upon current estimates and assumptions and include statements relating to the offering, including the timing of the closing of the offering, the anticipated use of proceeds therefrom, the Company’s cash runway, the potential benefits of the Company’s product candidate CAR-T NXC-201 and the timing and results related to clinical trials, including planned trials. While the Company believes these forward-looking statements are reasonable, undue reliance should not be placed on any such forward-looking statements, which are based on information available to us on the date of this release. These forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict that could cause actual results to differ materially from current expectations and assumptions from those set forth or implied by any forward-looking statements. Important factors that could cause actual results to differ materially from current expectations include, among others, risks and uncertainties relating to market conditions; the completion of the proposed offering on the anticipated terms or at all; the risk that the estimates for the number of patients in the U.S. with relapsed/refractory AL Amyloidosis and the market size are not accurate; the risk that further data from the ongoing U.S. Phase 1b/2 clinical trial and ex-U.S. Phase 1b/2a clinical trial for CAR-T NXC-201 will not be favorably consistent with the data readouts to date; that no drug product developed by the Company has received FDA pre-market approval or otherwise been incorporated into a commercial drug product; that success in early phases of pre-clinical and clinicals trials do not ensure later clinical trials will be successful; and those other risks disclosed in the section “Risk Factors” included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 and other periodic or current reports subsequently filed with the Securities and Exchange Commission. These reports are available at www.sec.gov. Immix Biopharma cautions that the foregoing list of important factors is not complete. Immix Biopharma cautions readers not to place undue reliance on any forward-looking statements. Immix Biopharma does not undertake, and specifically disclaims, any obligation to update or revise such statements to reflect new circumstances or unanticipated events as they occur, except as required by law. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

Contacts

Mike Moyer
LifeSci Advisors
mmoyer@lifesciadvisors.com

Company Contact

irteam@immixbio.com